Exhibit 2.1

BY EMAIL	March 10, 2019

Neo Performance Materials Inc.
121 King Street West, Suite 1740
Toronto, Ontario
Canada   M5H 3T9

Attention:	Geoffrey R. Bedford, President and Chief Executive Officer

Re:	Arrangement Agreement dated as of December 18, 2018 among Luxfer Holdings PLC, 2671219 Ontario Inc., and Neo Performance Materials Inc.

Dear Sirs,

We refer to the arrangement agreement dated as of December 18, 2018 (the “Agreement”) among Luxfer Holdings PLC (“Luxfer”), 2671219 Ontario Inc. (subsequently Luxfer Neo Inc.), and Neo Performance Materials Inc. (“Neo”). All capitalized terms contained herein and not otherwise defined shall have the meaning ascribed thereto in the Agreement.

Pursuant to our recent discussions, the parties hereby terminate the proposed transaction contemplated by the Agreement, effective immediately. A copy of the joint press release to be issued forthwith by Luxfer and Neo is attached. Each of the Parties has agreed that, except as required by law, it will limit any comments or other disclosure relating to the said termination to what is set out in the joint press release. The parties shall be permitted to disclose the payment and receipt of the Termination Fee (as defined below), as applicable, in their respective financial statements. Each party has also agreed that it will not, and shall cause its affiliates and representatives not to, at any time, denigrate, through adverse or disparaging communication, whether written or oral, any other party (including its directors, officers, employees, affiliates, or other representatives), or their operations or businesses; provided that nothing herein shall prevent any party from (i) making any truthful statement to the extent (a) necessary with respect to any litigation or dispute involving this letter agreement, including, but not limited to, the enforcement of this letter agreement, in the forum in which such action takes place or (b) required by law, or (ii) making normal competitive statements in the ordinary course (and without reference to the proposed transaction contemplated by the Agreement).

Notwithstanding that the proposed transaction contemplated by the Agreement is being terminated prior to the Effective Time by the mutual agreement of the Parties, Luxfer has agreed to pay (or cause to be paid) all reasonable documented expenses incurred by Neo in connection with the Arrangement up to a maximum of US$3,500,000 (the “Termination Fee”) by wire transfer in immediately available funds to an account designated by Neo no later than seven (7) Business Days after the date of submission by Neo of such expenses to Luxfer.

Each party further agrees to  release, remise and forever discharge each other and each of such other party’s successors and assigns of and from any and any all manner of rights, claims, complaints, demands, causes of action, actions, suits, proceedings, liabilities and obligations of any nature and kind whatsoever and howsoever arising of any kind and however arising, at law or in equity, that each of them now have or hereafter may have against each other party or any of such other party’s successors and assigns arising out of or relating to the Agreement (the “Release”).

The termination of the Agreement pursuant to Section 7.2(1)(a) of the Agreement shall be effective immediately. The Release shall be effective upon the payment of the Termination Fee to Neo.

Yours truly,

LUXFER HOLDINGS PLC

By:	/s/ Alok Maskara
	Name:	Alok Maskara
	Title:	Chief Executive Officer

ACCEPTED AND AGREED TO as of this 10th day of March, 2019.

NEO PERFORMANCE MATERIALS INC.

By:	/s/ Geoffrey R. Bedford
	Name:	Geoffrey R. Bedford
	Title:	President and Chief Executive Officer

LUXFER NEO INC.

By:	/s/ Alok Maskara
	Name:	Alok Maskara
	Title:	Director